Consolidated Financial Statements

(expressed in United States dollars)

Years ended December 31, 2012 and 2011

SHAREHOLDER UPDATE

Review of Fiscal 2012 and Outlook for Fiscal 2013

Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-Frankfurt: CAN), is pleased to provide the following review of Canarc’s progress in fiscal 2012 and outlook for fiscal 2013.

Highlights of 2012

•	Canarc significantly reduced the estimated cost to complete a feasibility study for the development of a 72,000 oz per year high grade, underground gold mine at the New Polaris project in north-western BC from Cdn$26 million down to approximately Cdn$9 million.

•	The previous Cdn$26 million work program included underground mine development in order to complete a feasibility study for the project and under the revised program, an additional 15,000 meters (m) of infill core drilling will be completed in approximately 35 holes in order to provide sufficient measured and indicated resources for feasibility.

•	The Company closed a brokered private placement financing of 11.3 million units at Cdn$0.10 per unit for gross proceeds of Cdn$1.13 million. Canford Capital Inc. was the sole subscriber in the private placement and became an insider of the Company by virtue of holding more than 10% of the issued and outstanding share capital of the Company.

•	Canarc also granted Canford a 120-day period of exclusivity to complete its due diligence and execute an option agreement to earn up to a 51% interest in the New Polaris gold mine project in return for up to a Cdn$30 million investment in exploration and development of the property with Canarc as the project manager during the option period. The exclusivity period expired at the end of January 2013 but Canford continues to work on arranging the financing necessary for it to enter into the proposed option and joint venture agreement.

•	The Company also closed a non-brokered private placement financing of 600,000 units at Cdn$0.11 per unit for total proceeds of CAD$66,000.

•	Canarc identified an attractive opportunity in late 2012 to acquire a small operating gold mine in North America. Both management and Canford commenced work on arranging the non-equity financing necessary to consummate this proposed acquisition.

Outlook for 2013

•	Notwithstanding the current challenging conditions in the financial markets, Canford plans to continue work on arranging the financing necessary for it to enter into the proposed option and joint venture agreement on the New Polaris gold mine project, which is located only 4 kilometers from, and shares a common property boundary with, the larger and more advanced Tulsequah Chief poly-metallic mine project of Chieftain Metals.

•	Chieftain Metals announced late last year that their amended Environmental Assessment certificate to develop a 120 kilometer road to their already permitted Tulsequah Chief poly-metallic mine project has been approved by the BC government. Chieftain has raised sufficient project financing to commence construction on the road to Atlin, BC in Q2, 2013.

•	Having a newly permitted mine and road adjacent to New Polaris and a new major shareholder and potential partner for the project should help pave the way for Canarc to complete its feasibility program leading to the possible development of this robust high grade gold mine project.

•	Management continues to pursue new opportunities for growth by evaluating attractive gold projects in the USA and Canada for acquisition where management’s exploration and mining experience can add value. In particular, management and Canford are working on arranging the non-equity financing necessary to consummate an acquisition of a small operating gold mine in North America.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). Canarc is currently focused on advancing its New Polaris gold mine project in north-western British Columbia to the feasibility stage, exploring the Tay-LP and Windfall Hills properties, and acquiring attractive gold exploration and mining projects in North America.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke	March 14, 2013

Chairman and C.E.O.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CANARC RESOURCE CORP.

We have audited the accompanying consolidated financial statements of Canarc Resource Corp., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2012, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canarc Resource Corp. as at December 31, 2012 and 2011, and its financial performance and its cash flows for the years ended December 31, 2012, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

“SmytheRatcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 22, 2013

CANARC RESOURCE CORP.

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

		December 31,
	Notes	2012	2011

ASSETS

CURRENT ASSETS
Cash		$ 170	$ 45
Receivables and prepaids	15	170	92
Marketable securities	6	-	93
Total Current Assets		340	230

NON-CURRENT ASSETS
Mineral property interests	7	13,544	12,948
Equipment	8	5	7
Long-term investments	9	94	92
Total Non-Current Assets		13,643	13,047
Total Assets		$ 13,983	$ 13,277

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	15	$ 720	$ 524
Notes payable	10	-	88
Flow-through obligations	11	209	195
Total Liabilities		929	807

SHAREHOLDERS' EQUITY
Share capital	13	59,682	58,258
Reserve for share-based payments		836	1,081
Accumulated other comprehensive income (loss)		62	(54)
Deficit		(47,526)	(46,815)
Total Shareholders' Equity		13,054	12,470
Total Liabilities and Shareholders' Equity		$ 13,983	$ 13,277

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ William Price
______________________________	_________________________________
Director	Director

CANARC RESOURCE CORP.

Consolidated Statements of Comprehensive Loss

(expressed in thousands of United States dollars, except per share amounts)

			Years ended December 31,
	Notes	2012	2011	2010

Expenses:
Amortization		$ 2	$ 3	$ 1
Corporate development		26	46	12
Employee and director remuneration	15	521	424	383
General and administrative	14 and 15	289	296	308
Shareholder relations		227	80	62
Share-based payments	13(c ) and 15	168	241	143

Loss before the undernoted		(1,233)	(1,090)	(909)

Gain from disposition of marketable securities	6	77	-	-
Gain from disposition of long-term investments		-	-	257
Accretion of royalty receivable		-	-	4
Interest and finance charges	10 and 11	(56)	(20)	(14)
Foreign exchange gain (loss)		33	(15)	(43)
Due diligence costs on asset acquisition	7(c )	-	(60)	(20)
Flow-through financing costs		-	-	150
Unrealized loss from derivative warrant liability		-	-	(913)
Write-off of GST recoveries		-	(25)	-
Write-off of equipment		-	-	(1)
Write-off of mineral property interests		(27)	-	-

Loss before income tax		(1,206)	(1,210)	(1,489)

Deferred income tax recovery	13(b)(ii)	-	1	93

Net loss for the year		(1,206)	(1,209)	(1,396)

Other comprehensive (loss) income:
Unrealized (loss) gain on available-for-sale securities	6	(4)	71	10
Realized gain from disposition of available-for-sale securities		(77)	-	-
Foreign currency translation adjustment		197	(135)	-

Comprehensive loss for the year		$ (1,090)	$ (1,273)	$ (1,386)

Basic and diluted loss per share		$ (0.01)	$ (0.01)	$ (0.02)

Weighted average number of common shares outstanding		97,408,679	93,162,401	82,446,825

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2009	81,969,655	$ 56,436	$ 1,316	$ -	$ (45,777)	$ 11,975

Private placement, net of share issue costs	8,500,000	1,244	-	-	-	1,244
Property acquisition	221,235	24	-	-	-	24
Exercise of stock options	20,000	4	(2)	-	-	2
Exercise of warrants	275,000	66	-	-	-	66
Renunciation of flow-through expenditures	-	(89)	-	-	-	(89)
Share-based payments	-	-	143	-	-	143
Expiry of stock options	-	-	(198)	-	198	-
Other comprehensive income:
Unrealized gain on available-for-sale securities	-	-	-	10	-	10
Net loss for the year	-	-	-	-	(1,396)	(1,396)
Balance, December 31, 2010	90,985,890	57,685	1,259	10	(46,975)	11,979

Conversion of convertible debenture	1,282,051	291	-	-	-	291
Property acquisition	215,580	24	-	-	-	24
Exercise of stock options	299,000	54	(22)	-	-	32
Exercise of warrants	1,313,650	205	-	-	-	205
Renunciation of flow-through expenditures	-	(1)	-	-	-	(1)
Share-based payments	-	-	241	-	-	241
Expiry of stock options	-	-	(397)	-	397	-
Effect from change in functional currency	-	-	-	-	(110)	(110)
Other comprehensive income:
Unrealized gain on available-for-sale securities	-	-	-	71	-	71
Foreign currency translation adjustment	-	-	-	(135)	-	(135)
Elimination of derivative liability (Note 12)	-	-	-	-	1,082	1,082
Net loss for the year	-	-	-	-	(1,209)	(1,209)
Balance, December 31, 2011	94,096,171	58,258	1,081	(54)	(46,815)	12,470

Private placement, net of share issue costs	15,800,000	1,460	-	-	-	1,460
Exercise of stock options	346,000	61	(25)	-	-	36
Share-based payments	-	-	168	-	-	168
Expiry of stock options	-	-	(489)	-	489	-
Finders fee warrants	-	(97)	97	-	-	-
Other comprehensive income:
Unrealized loss on available-for-sale securities	-	-	-	(4)	-	(4)
Realized gain on available-for-sale securities	-	-	-	(77)	-	(77)
Foreign currency translation adjustment	-	-	4	197	6	207
Net loss for the year	-	-	-	-	(1,206)	(1,206)
Balance, December 31, 2012	110,242,171	$ 59,682	$ 836	$ 62	$ (47,526)	$ 13,054

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	2012	2011	2010

Cash provided from (used for):

Operations:
Net loss for the year	$ (1,206)	$ (1,209)	$ (1,396)
Items not involving cash:
Accretion of royalty receivable	-	-	(4)
Accrued interest	10	10	14
Amortization	2	3	1
Share-based payments	168	241	143
Gain on disposition of marketable securities	(77)	-	-
Gain on disposition of long-term investments	-	-	(257)
Flow-through financing costs	-	-	(150)
Deferred income tax recovery	-	(1)	(93)
Unrealized gain on derivative liability for warrants	-	-	913
Unrealized currency translation gain	(53)	-	8
Write-off of equipment	-	-	1
Write-off of mineral property interest	27	-	-
Write-off of GST recoveries	-	25	-
	(1,129)	(931)	(820)
Changes in non-cash working capital items:
Receivables and prepaids	(78)	(12)	25
Accounts payable and accrued liabilities	196	(8)	(85)
Flow through obligations	-	(39)	-
Cash used by operating activities	(1,011)	(990)	(880)

Financing:
Issuance of common shares, net of share issuance costs	1,496	528	1,287
Proceeds from demand loans	358	-	-
Repayment of demand loans	(450)	-	-
Cash provided from financing activities	1,404	528	1,287

Investing:
Proceeds from royalty receivable	-	50	50
Proceeds from disposition of marketable securities	92	-	-
Proceeds from long-term investments	-	-	306
Mineral property interests, net of recoveries	(360)	(435)	(26)
Disposition of asset held for sale, net of acquisition	-	300	(300)
Cash (used by) provided from investing activities	(268)	(85)	30

Increase (decrease) in cash	125	(547)	437
Cash, beginning of year	45	592	155

Cash, end of year	$ 170	$ 45	$ 592

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2012	2011	2010

Non-cash financing and investing activities:

Accrual of acquisition of equipment		$ -	$ -	$ 10

Available-for-sale securities received from optioned mineral property interests	7(a)(ii)	-	-	15

Issuance of shares for mineral property interests	7(a)(ii)	-	24	24

Accounts receivable adjustment to mineral property interests		-	-	(63)

Fair value allocated to common shares issued on exercise of:
Stock options		25	22	2
Warrants		-	-	24

Expiration of stock options		489	397	198

Fair value of finder's fee warrants		97	-	-

Income taxes paid		-	-	-

Interest paid		51	9	-

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1. Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #1040 – 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

The Company has no operating revenues, has incurred significant net losses of $1,206,000 (2011 - $1,209,000 and 2010 - $1,396,000), and has a deficit of $47.5 million as at December 31, 2012 (December 31, 2011 - $46.8 million). Furthermore, the Company has working capital deficiency of $589,000 as at December 31, 2012 (December 31, 2011 - $577,000). These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives. There can be no assurance that management’s plans will be successful. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2. Basis of Presentation

(a) Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(b) Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 22, 2013.

(c) Basis of presentation:

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5.

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(d) Functional currency and presentation currency:

The Company’s functional currency is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Monetary assets and liabilities at the exchange rate at the consolidated statement of financial position date;
•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•	Shareholders’ equity items at historical exchange rates; and
•	Revenue and expense items at the rate of exchange in effect on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period using the exchange rate at the end of each reporting period.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e) Critical accounting estimates and judgements:

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued; recoverability of receivables and the long-term investments; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

The Company applies judgment in assessing whether material uncertainties exist that would cast significant doubt as to whether the Company could continue as a going concern.

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(f) New accounting standards and recent pronouncements:

The Company has reviewed new and amended accounting pronouncements that have been issued by the IASB but are not yet effective. All of the new and revised standards described below may be early adopted.

(i) IAS 27 Separate Financial Statements (2011) (“IAS 27”)

This amended version of IAS 27 now only deals with the requirements for separate financial statements, which have been carried over largely unamended from IAS 27 Consolidated and Separate Financial Statements. Requirements for consolidated financial statements are now contained in IFRS 10 Consolidated Financial Statements.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early-adopted, it must be adopted together with IFRS 10, IFRS 11, IFRS 12 and IAS 28 (2011).

(ii) IAS 28 Investments in Associates and Joint Ventures (2011) (“IAS 28”)

This standard supersedes IAS 28 Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The standard defines “significant influence” and provides guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases). It also prescribes how investments in associates and joint ventures should be tested for impairment.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early-adopted, it must be adopted together with IFRS 10, IFRS 11, IFRS 12 and IAS 27 (2011).

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(f) New accounting standards and recent pronouncements: (continued)

(iii) IFRS 9 Financial Instruments (2009) (“IFRS 9 (2009)”)

IFRS 9 (2009) introduces new requirements for classifying and measuring financial assets, as follows:

•	Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances).
•	Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss.
•	All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss.
•	The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

For annual periods beginning on or after January 1, 2015, the Company must adopt IFRS 9 (2010).

(iv) IFRS 9 Financial Instruments (2010) (“IFRS 9 (2010)”)

A revised version of IFRS 9 (2010) incorporates revised requirements for the classification and measurement of financial liabilities, and carries over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss.

The standard applies to annual periods beginning on or after January 1, 2015. This standard supersedes IFRS 9 (2009).

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(f) New accounting standards and recent pronouncements: (continued)

(v) IFRS 10 Consolidated Financial Statements (“IFRS 10”)

The standard requires a parent to present consolidated financial statements as those of a single economic entity, replacing the requirements previously contained in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities.

The standard identifies the principles of control, determines how to identify whether an investor controls an investee and therefore must consolidate the investee, and sets out the principles for the preparation of consolidated financial statements.

The standard introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in “special purpose entities”). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the returns.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early-adopted, it must be adopted together with IFRS 11, IFRS 12, IAS 27 (2011) and IAS 28 (2011).

(vi) IFRS 11 Joint Arrangements (“IFRS 11”)

This standard replaces IAS 31 Interests in Joint Ventures, and requires a party to a joint arrangement to determine the type of joint arrangement in which it is involved by assessing its rights and obligations and then account for those rights and obligations in accordance with that type of joint arrangement.

Joint arrangements are either joint operations or joint ventures:

•	A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint operators recognize their assets, liabilities, revenue and expenses in relation to its interest in a joint operation (including their share of any such items arising jointly).
•	A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (joint venturers) have rights to the net assets of the arrangement. A joint venturer applies the equity method of accounting for its investment in a joint venture in accordance with IAS 28 Investments in Associates and Joint Ventures (2011). Unlike IAS 31, the use of “proportionate consolidation” to account for joint ventures is not permitted.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early-adopted, it must be adopted together with IFRS 10, IFRS 12, IAS 27 (2011) and IAS 28 (2011).

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(f) New accounting standards and recent pronouncements: (continued)

(vii) IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

The standard requires the extensive disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

In high-level terms, the required disclosures are grouped into the following broad categories:

•	Significant judgments and assumptions - such as how control, joint control, significant influence has been determined.
•	Interests in subsidiaries - including details of the structure of the group, risks associated with structured entities, changes in control, and so on.
•	Interests in joint arrangements and associates - the nature, extent and financial effects of interests in joint arrangements and associates (including names, details and summarized financial information).
•	Interests in unconsolidated structured entities - information to allow an understanding of the nature and extent of interests in unconsolidated structured entities and to evaluate the nature of, and changes in, the risks associated with its interests in unconsolidated structured entities.

IFRS 12 lists specific examples and additional disclosures which further expand upon each of these disclosure objectives, and includes other guidance on the extensive disclosures required.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early-adopted, it must be adopted together with IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011).

(viii) IFRS 13 Fair Value Measurement (“IFRS 13”)

The standard replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard.

This IFRS defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(f) New accounting standards and recent pronouncements: (continued)

(viii) IFRS 13 Fair Value Measurement (“IFRS 13”) (continued)

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements). With some exceptions, the standard requires entities to classify these measurements into a “fair value hierarchy” based on the nature of the inputs:

•	Level 1 - quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
•	Level 2 - inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 - unobservable inputs for the asset or liability.

Entities are required to make various disclosures depending upon the nature of the fair value measurement (e.g., whether it is recognized in the financial statements or merely disclosed) and the level in which it is classified.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013.

(ix)	Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7: Financial Instruments: Disclosures)

Amends the disclosure requirements in IFRS 7 to require information about all recognized financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation.

The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

The amendment is applicable to annual periods beginning on or after January 1, 2013 and interim periods within those periods.

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(f) New accounting standards and recent pronouncements: (continued)

(x) Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Amends IAS 32 to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of “currently has a legally enforceable right of set-off”
•	the application of simultaneous realization and settlement
•	the offsetting of collateral amounts
•	the unit of account for applying the offsetting requirements.

The amendment is applicable to annual periods beginning on or after January 1, 2014.

(xi)	Annual Improvements 2009-2011 Cycle

Makes amendments to the following standards:

•	IFRS 1 - Permit the repeated application of IFRS 1, borrowing costs on certain qualifying assets
•	IAS 1 – Clarification of the requirements of comparative information
•	IAS 16 – Classification of servicing equipment
•	IAS 32 – Clarify that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12 Income Taxes
•	IAS 34 – Clarify interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 Operating Segments

The amendments are applicable to annual periods beginning on or after January 1, 2013.

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(f) New accounting standards and recent pronouncements: (continued)

(xii)	Presentation of Items of Other Comprehensive Income (Amendments to IAS 1: Presentation of Financial Statements)

The amendments apply to IAS 1 to revise the way other comprehensive income is presented.

The amendments:

•	Preserve the amendments made to IAS 1 in 2007 to require profit or loss and other comprehensive income to be presented together, i.e., either as a single “statement of profit or loss and comprehensive income”, or a separate “statement of profit or loss” and a “statement of comprehensive income” – rather than requiring a single continuous statement as was proposed in the exposure draft.
•	Require entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, i.e., those that might be reclassified and those that will not be reclassified.
•	Require tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments are applicable to annual reporting periods beginning on or after July 1, 2012.

(xiii)	Consolidated Financial Statements, Joint Arrangements and Disclosures of Interest in Other Entities: Transition Guidance

Amends IFRS 10, IFRS 11, and IFRS 12 to provide additional transition relief by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period.

The amendment is applicable to annual periods beginning on or after January 1, 2013.

The Company has not yet assessed the impact of these standards and amendments or determined whether it will early-adopt them.

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a) Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its significant subsidiaries including New Polaris Gold Mines Ltd. (100%). All significant intercompany transactions and balances are eliminated on consolidation.

(b)	Financial instruments:

(i) Financial assets:

The Company classifies its financial assets in the following categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity (“HTM”) and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Financial assets at FVTPL

Financial assets at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are carried at amortized cost less any impairment. Loans and receivables comprise trade and other receivables.

Held to maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. HTM investments are initially recognized on their trade-date at fair value, and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statement of comprehensive loss. The Company does not have any assets classified as HTM investments.

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(i) Financial assets: (continued)

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available-for sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets are recognized as other comprehensive income and classified as a component of equity. AFS assets include investments in equities of other entities.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are also recognized in profit or loss. When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in profit or loss.

(ii) Financial liabilities:

The Company classifies its financial liabilities in the following categories: FVTPL, other financial liabilities, and derivative financial liabilities.

Financial liabilities at FVTPL

Financial liabilities at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. The Company has no financial liabilities at FVTPL.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include trade accounts payable, note payables, other payables, advances from non-controlling interest, deferred credits, and loans.

Derivative financial liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit or loss. Derivative financial liabilities include warrants issued by the Company denominated in a currency other than the Company’s functional currency.

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(iii) Fair value hierarchy:

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(iv) Impairment of financial assets:

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is “significant” or “prolonged” based on indicators such as significant adverse changes in the market, economic or legal environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(v) Derecognition of financial assets and liabilities:

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within other income and finance costs.

(c) Mineral property interests:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company’s property interest is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

Canarc Resource Corp.	Page 20

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Significant Accounting Policies (continued)

(c) Mineral property interests: (continued)

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

(d) Equipment:

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at a rate of 30% annually.

(e) Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants.

(f) Non-monetary transactions:

Common shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

(g) Flow-through common shares:

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures with a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share proceeds.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

Canarc Resource Corp.	Page 21

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Significant Accounting Policies (continued)

(h) Share-based payments:

The Company has a stock option plan that is described in Note 13(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

The Company has a share appreciation rights plan, which provides option holders the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options. The fair value of the underlying stock option, which is cancelled on the exercise of the share appreciation rights, is transferred from the related reserve for share-based payments to share capital. The difference between the quoted market price, on the date the share appreciation right is exercised, of the shares issued and the fair value of the stock option is recorded as share capital and charged to profit or loss.

(i) Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of mineral property interests and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against profit or loss as incurred.

Canarc Resource Corp.	Page 22

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Significant Accounting Policies (continued)

(j) Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted earnings (loss) per common share amounts. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per common share calculation would be anti-dilutive.

(k) Provisions:

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(l) Income taxes:

The Company follows the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent that recovery is considered probable.

4. Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from notes payable. The Company is not subject to any externally imposed capital requirements.

Canarc Resource Corp.	Page 23

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4. Managment of Capital (continued)

The Company defines its capital as share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2012.

5. Management of Financial Risk

The Company has classified its cash as financial assets at FVTPL; marketable securities and long-term investments as AFS financial assets; receivables and prepaids as loans and receivables; and accounts payable and accrued liabilities and notes payable as other financial liabilities.

The Company classifies derivative liability for warrants as derivative financial liabilities and are measured at fair value. All gains and losses are included in profit or loss in the period in which they arise.

The Company’s long-term investment in shares of Aztec Metals Corp. (“Aztec”), a company sharing two common directors, is classified as AFS but do not have a quoted market price in an active market and are therefore measured at cost.

The fair values of the Company’s receivables, accounts payable and accrued liabilities, and notes payable approximate their carrying values due to the short terms to maturity. Cash and marketable securities are measured at fair values using Level 1 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

Canarc Resource Corp.	Page 24

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(a) Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties, goods and services and harmonized sales tax refunds due from the government, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. The Company will require significant additional funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2013.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c) Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

The Company’s mineral property interests and operations are in Canada. A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the cumulative translation adjustment of the Company’s assets and liabilities as its consolidated financial statements are presented in U.S. dollars.

Canarc Resource Corp.	Page 25

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c) Market risk: (continued)

(i) Foreign currency risk: (continued)

At December 31, 2012, the Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars

Cash	$ 73
Accounts payable and accrued liabilities	(512)

Net assets (liabilities)	$ (439)

Based upon the above net exposure as at December 31, 2012 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $43,900 in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii) Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at year-end and the notes payable are stated at a fixed interest rate.

                (iii) Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby the Company’s investment in marketable securities is subject to market price fluctuations.

Canarc Resource Corp.	Page 26

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6. Marketable Securities

	December 31,
	2012	2011

Balance, begin of year	$ 93	$ 25
Unrealized gain on available-for-sale securities	-	71
Realized gain from disposition of available-for-sale securities	(77)	-
Disposition of available-for-sale securities at cost	(14)	-
Foreign currency translation adjustment	(2)	(3)
Balance, end of year	$ -	$ 93

The quoted market value of shares of a company was $Nil at December 31, 2012 (December 31, 2011 - $93,000), as these shares were disposed in January and February 2012 for gross proceeds of $92,000.

Canarc Resource Corp.	Page 27

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests

	British Columbia (Canada)			Yukon (Canada)
	New Polaris	Windfall Hills	Devil's Thumb	Tay-LP	Total
	(Note 7(a)(i))	(Note 7(a)(iii))	(Note 7(a)(iv))	(Note 7(a)(ii))

Acquisition Costs:

Balance, December 31, 2010	$ 3,605	$ -	$ -	$ 74	$ 3,679
Additions	-	67	6	72	145
Adjustments from change in functional currency	295	-	-	-	295
Balance, December 31, 2011	3,900	67	6	146	4,119
Additions	-	141	-	25	166
Foreign currency translation adjustment	5	2	-	3	10
Write-off	-	-	(6)	-	(6)
Balance, December 31, 2012	$ 3,905	$ 210	$ -	$ 174	$ 4,289

Deferred Exploration Expenditures:

Balance, December 31, 2010	$ 8,660	$ -	$ -	$ 385	$ 9,045
Additions	166	106	15	48	335
Adjustments from change in functional currency	(541)	-	-	(10)	(551)
Balance, December 31, 2011	8,285	106	15	423	8,829
Additions	118	9	5	62	194
Foreign currency translation adjustment	240	2	1	10	253
Write-off	-	-	(21)	-	(21)
Balance, December 31, 2012	$ 8,643	$ 117	$ -	$ 495	$ 9,255

Mineral property interests:
Balance, December 31, 2011	$ 12,185	$ 173	$ 21	$ 569	$ 12,948
Balance, December 31, 2012	12,548	327	-	669	13,544

(a) Canada:

(i) New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2012 include a reclamation bond for $253,000 (December 31, 2011 - $247,000).

Canarc Resource Corp.	Page 28

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(a) Canada: (continued)

       (ii) Tay-LP:

On August 24, 2009, the Company entered into a property option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, “Ross River”) to acquire up to 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages. In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration on or before October 31, 2011. In the second stage, the Company can earn an additional 49%, thereby totalling a 100% interest, by paying CAD$850,000 in cash or common shares at the Company’s discretion and spending CAD$600,000 on exploration on or before October 31, 2012. If the Company does not proceed with the second stage, then a joint venture would be formed. The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold. The property option agreement is subject to a NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million. Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders an annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations. The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR is reduced to 1.5%.

On September 3, 2011, the Company and Ross River amended the property option agreement by increasing the cash payment of CAD$50,000 to CAD$75,000 due by October 31, 2011 (paid), deferring the exploration expenditures of CAD$500,000 from October 31, 2011 to October 31, 2012 and exploration expenditures of CAD$600,000 from October 31, 2012 to October 31, 2013, and including a cash payment of CAD$25,000 due by October 31, 2012.

In October 2012, the Company amended the property option agreement by extending the due date for the cash payment of CAD$25,000 from October 31, 2012 to December 15, 2012 (paid); exploration expenditures of CAD$500,000 for a 51% interest which were due on October 31, 2012 were increased to CAD$700,000 and its due date extended to December 15, 2013; the due date of October 31, 2013 for both the payment of CAD$850,000 in cash or that number in common shares and exploration expenditures of CAD$600,000 for the remaining 49% interest was extended to December 15, 2014. Also the due date for annual advance NSR royalty payments of CAD$25,000 or that number of common shares was extended from October 31, 2012 to December 15, 2012 and for each subsequent year thereafter.

Cash payments of CAD$25,000 were paid in 2012 (2011 - CAD$75,000) for property option payments. In 2012, the Company paid CAD$25,000 in cash as the annual advance NSR royalty for the Tay-LP property, whereas in 2011 the Company issued 215,580 common shares at a value of CAD$0.116 per common share for CAD$25,000.

Canarc Resource Corp.	Page 29

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(a) Canada: (continued)

       (ii) Tay-LP: (continued)

In late March 2010, the Company entered into a property option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company’s interest in the Tay-LP gold property by paying CAD$100,000 of which CAD$25,000 has been received, issuing 200,000 common shares of which 100,000 shares have been issued, incurring exploration expenditures of CAD$675,000 by October 31, 2011, and maintaining the Company’s underlying option agreement in good standing until October 2011. Cap-Ex terminated the property option agreement in March 2011.

       (iii) Windfall Hills:

In April 2011, the Company entered into two property option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia. The Company can acquire a 100% interest in the Atna properties by making $750,000 in cash payments over a four year period of which $125,000 has been paid, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty. In March 2012, the Company amended the property option agreement in which the option payment of $100,000 due on April 21, 2012 was payable in 12 monthly installments of $8,333 over a twelve month period beginning April 21, 2012. Option payments of $75,000 were paid for the year ended December 31, 2012.

The Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period, and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report. The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources. In March 2012, the Company amended the option agreement in which the property option payment of CAD$25,000 due on April 20, 2012 was payable in three monthly installments of CAD$8,333 over a three month period beginning April 21, 2012 which were paid.

       (iv) Devil’s Thumb:

In May 2011, the Company staked three gold properties northeast of its Windfall Hills properties in central British Columbia. The Company wrote-off its mineral property interest in Devil’s Thumb in the third quarter of fiscal 2012.

(b) Sara Kreek, Suriname:

As at December 31, 2005, the Company held 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession. On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. (“Wylap Development”) to transfer its interest in Sara Kreek Resource to Wylap Development. The Company received a cash payment of $400,000 in 2006 and shall receive the greater of $50,000 per year, payable semi-annually, or a 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company. The Company has received $50,000 in annual royalties with final royalties of $50,000 received in 2011.

Canarc Resource Corp.	Page 30

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(b) Sara Kreek, Suriname: (continued)

The royalty receivable has been determined using the effective interest rate method. The expected future cash flows have been discounted using the effective interest rate to determine the present value as at December 31, 2011:

Present value of expected cash flows from royalties as at December 31, 2010	$ 50
Less: Royalty received during the year	(50)
Royalty receivable as at December 31, 2011	$ -

(c) Relief Canyon, United States:

In December 2010, the Company was the accepted bidder to acquire an open pit, heap leach gold mine through a bankruptcy court auction held in Reno, Nevada. The Company agreed to purchase the Relief Canyon gold mine assets from Firstgold Corporation (“Firstgold”) for $11 million, subject to a due diligence period which expired on February 4, 2011. As a condition of its winning bid, the Company paid a non-refundable deposit of $300,000 in December 2010 to Firstgold in trust pending the Company’s due diligence, and was also obligated to pay $20,000 bi-weekly to Firstgold for its operating expenses during the due diligence period. If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets, the Company was obligated to pay an additional $300,000 to Firstgold but in return, Firstgold would transfer ownership of its fully built, permitted and operating commercial assay laboratory located near the Relief Canyon mine-site to the Company.

To finance the acquisition, the Company arranged a CAD$12 million bridge loan with Effisolar Energy Corporation (“Effisolar”), subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals. The bridge loan was to close on or before February 3, 2011, mature in one year, bore simple annual interest rate of 12%, and was to be secured by a first charge on the Relief Canyon gold mine assets. If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets whereby the acquisition of the commercial assay laboratory would then need to be financed, the Company arranged a separate CAD$300,000 convertible loan with Effisolar, subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals. At the Company’s election, the convertible loan was to close on or before February 3, 2011, mature in one month, bear no interest and automatically convert into common shares of the Company based on the 10-day average closing price on the Toronto Stock Exchange (“TSX”).

In January 2011, after conducting due diligence, both the Company and Effisolar decided not to proceed with the Relief Canyon project. In early February 2011, the Company paid an additional $300,000 to Firstgold whereby ownership of the commercial assay laboratory was transferred to the Company. The Company issued a convertible debenture for CAD$300,000 to Effisolar for the interest-free loan from Effisolar, which was then converted into 1,282,051 common shares of the Company on March 2, 2011.

In May 2011, the Company disposed of the assay laboratory for $600,000 plus recovery of out-of-pocket expenses incurred by the Company.

Canarc Resource Corp.	Page 31

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(d) Expenditure options:

As at December 31, 2012, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Option	Option	Exploration	Advance Royalty	Net Smelter	Number of
	Payments	Payments	Commitments (1)	Payments	Reduction	Shares
	(CAD$000s)	(US$000s)	(CAD$000s)	(CAD$000s)	(US$000s)

New Polaris (Note 7(a)(i)):
Net profit interest reduction						150,000
or buydown

Tay-LP (Note 7(a)(ii)):
December 15, 2013			$ 375
December 15, 2014	$ 850		600

Annual advance royalty payments
until commercial production				$ 25

Net smelter reduction from 3% to 1.5%					$ 1,950

Windfall Hills (Note 7(a)(iii)):

Atna properties:
January 21, 2013 (paid)		$ 8
February 21, 2013 (paid)		8
March 21, 2013 (paid)		9
April 21, 2013		150
April 21, 2014		200
April 21, 2015		250

Dunn properties:
April 20, 2013	35
April 20, 2014	50
April 20, 2015	125

	$ 1,060	$ 625	$ 975	$ 25	$ 1,950	150,000

(1)	Exploration commitments for the Tay-LP property are adjusted for management fees of 5% and 10% and exploration expenditures incurred by Cap-Ex.

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

Canarc Resource Corp.	Page 32

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(e) Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(f) Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(g) Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

8. Equipment

		Accumulated	Net Book
	Cost	Amortization	Value

Balance, December 31, 2010	$ 10	$ -	$ 10
Additions	-	3	(3)
Balance, December 31, 2011	10	3	7
Additions	-	2	(2)
Balance, December 31, 2012	$ 10	$ 5	$ 5

Canarc Resource Corp.	Page 33

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9. Long-Term Investments

As at December 31, 2012, the Company had an interest of 9% in Aztec (December 31, 2011 – 9%).

There is no separately quoted market value for the Aztec shares and the fair value cannot be reliably determined. Therefore they are recorded at cost.

10. Notes Payable

Balance, December 31, 2010		$ 81
Add: Accrued interest during the year		9
Less: Foreign currency translation adjustment		(2)
Balance, December 31, 2011		88
Add:
Proceeds from demand loans	$ 358
Interest during the year	32
Foreign currency translation adjustment	4
		394
Less:
Repayment of:
Principal	424
Loan bonus	7
Interest	51
		(482)
Balance, December 31, 2012		$ -

In May 2009, the Company received $53,490 in demand loans from certain directors and an officer of the Company. The loans are repayable on demand and bore an interest rate of 9% per annum, which was increased to 12% effective September 1, 2010, and were previously secured by the Company’s shareholdings in Caza Gold Corp. (“Caza”), a company with one common director, at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.

The Company arranged demand loans of $200,380 from certain directors and an officer of the Company in March 2012. Further demand loans from certain directors for $98,930 were received in May 2012 and $59,130 in July 2012. These loans were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually.

In October 2012, the Company repaid $212,550 in principal amounts of notes payable. Then in December 2012, the Company repaid a total of $269,500 in loan principal, bonus and interest in full settlement of all outstanding demand loans.

As at December 31, 2011, notes payable includes interest accrual of $19,500 and loan bonus accrual of $7,300.

Canarc Resource Corp.	Page 34

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11. Flow-Through Obligations

Pursuant to an audit by the Canada Revenue Agency (the “CRA”), which was completed in June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as Canadian exploration expenditures (“CEE”) of which approximately CAD$795,000 was disqualified as CEE for flow-through purposes. At December 31, 2012, the Company accrued liabilities of approximately CAD$146,300 (December 31, 2011 - CAD$146,300) for estimated indemnities related to the disqualified CEE for flow-through purposes and CAD$62,100 (December 31, 2011 - CAD$51,700) in accrued interests related to the indemnities. Should the estimate change in the future, it may affect future results of operations and cash flows. In 2011, the Company paid CAD$37,900 including interest for indemnities relating to ineligible CEE for flow-through purposes.

12. Derivative Liability for Warrants

Balance, December 31, 2010	$ 1,082
Less: Elimination of derivative liability for warrants due to change in functional currency	(1,082)
Balance, December 31, 2011	$ -

All of the Company’s outstanding share purchase warrants have exercise prices which are denominated in Canadian dollars.

Prior to January 1, 2011, the Company’s functional currency was the U.S. dollar, which resulted in the warrants being considered a derivative. Accordingly, the Company’s share purchase warrants were classified and accounted for as a derivative liability at FVTPL.

Effective January 1, 2011, the Company’s functional currency changed from the U.S. dollar to the Canadian dollar. Accordingly, the outstanding warrants are no longer treated as a derivative liability, and the corresponding recovery of $1,082,000 has been recognized in deficit.

There is no derivative liability for warrants as at December 31, 2012.

Canarc Resource Corp.	Page 35

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Share Capital

(a) Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b) Issued:

(i)	On September 28, 2012, the Company closed a brokered private placement for 11.3 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.13 million, with each unit comprised of one common share and one transferrable common share purchase warrant. Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial period of 24 months until September 28, 2014, and at $0.20 per share for the remaining 12 months until September 28, 2015. The warrants are subject to an accelerated expiry whereby if after January 29, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice. Agent’s fees are comprised of a cash commission of CAD$90,400 plus 904,000 agent’s warrants with the identical terms as the underlying warrants in the unit private placement and a corporate finance fee of CAD$37,500.

In December 2012 and January 2013, the Company closed a non-brokered private placement in three tranches totaling 6.1 million units at a price of CAD$0.11 per unit for gross proceeds of CAD$671,000 with each unit comprised of one common share and one common share purchase warrant. The first tranche closed on December 19, 2012 for 4.5 million units, and the second tranche on January 11, 2013 for 600,000 units, and the final tranche on January 18, 2013 for 1 million units. Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial period of 24 months until December 19, 2014 for 4.5 million warrants, until January 11, 2015 for 600,000 warrants and until January 18, 2015 for 1 million warrants, at $0.20 per share for the remaining 12 months until December 19, 2015 for 4.5 million warrants and until January 11, 2016 for 600,000 warrants and until January 18, 2016 for 1 million warrants. The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of each tranche of the private placement, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

Canarc Resource Corp.	Page 36

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Share Capital (continued)

(b) Issued: (continued)

(ii)	In February 2011, the Company issued a convertible debenture for CAD$300,000 to Effisolar for the interest-free loan from Effisolar, which was then converted into 1,282,051 common shares of the Company on March 2, 2011. Note 7(c) provides further details.

In February 2011, the Company renounced CAD$4,760 in exploration expenditures from the proceeds of the flow-through private placements in 2009, resulting in the recognition of a deferred income tax recovery of approximately CAD$1,200 (2010 – approximately CAD$96,000).

On November 1, 2011, the Company issued 215,580 common shares at a price of CAD$0.116 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property. Note 7(a)(ii) provides further details.

(iii)	In February 2010, the Company renounced CAD$475,200 in exploration expenditures from the proceeds of the flow-through private placements in 2009, resulting in the recognition of a deferred income tax recovery of approximately $113,000.

Pursuant to an audit by the CRA in 2009, the Company initially estimated $661,700 in exploration expenditures that did not qualify as CEE for flow-through purposes. In June 2010, it was determined that CAD$795,000 as being disqualified for CEE for flow-through purposes, resulting in a deferred income tax expense of $24,000. Note 11 provides further details.

On October 19, 2010, the Company issued 221,235 common shares at a price of CAD$0.113 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property. Note 7(a)(ii) provides further details.

On December 13, 2010, the Company closed a private placement for 8.5 million units at CAD$0.15 per unit for gross proceeds of CAD$1,275,000. Each unit was comprised of one common share and one-half of one share purchase warrant; each whole share purchase warrant is exercisable to acquire one common share at CAD$0.22 until June 13, 2012.

(c) Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 18,888,434 common shares, of which stock options for 9,999,000 common shares are outstanding as at December 31, 2012. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the board at the time the options are granted.

Canarc Resource Corp.	Page 37

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Share Capital (continued)

(c) Stock option plan: (continued)

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012		2011		2010
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	10,115,000	$0.24	9,410,000	$0.31	8,665,000	$0.38
Granted	2,860,000	$0.12	2,220,000	$0.14	2,740,000	$0.10
Exercised	(346,000)	$0.10	(299,000)	$0.11	(20,000)	$0.11
Forfeited	(145,000)	$0.13	(16,000)	$0.10	(115,000)	$0.23
Expired	(2,485,000)	$0.49	(1,200,000)	$0.69	(1,860,000)	$0.32
Outstanding balance, end of year	9,999,000	$0.15	10,115,000	$0.24	9,410,000	$0.31

Exercise price range (CAD$)	$0.10 - $0.29		$0.10 - $0.74		$0.10 - $0.74

The following table summarizes information about stock options exercisable and outstanding at December 31, 2012:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2012	(Number of Years)	(CAD$)	Dec 31, 2012	(Number of Years)	(CAD$)

$0.10	1,400,000	0.22	$0.10	1,400,000	0.22	$0.10
$0.29	1,605,000	0.37	$0.29	1,605,000	0.37	$0.29
$0.11	1,340,000	1.54	$0.11	1,340,000	1.54	$0.11
$0.10	2,184,000	2.69	$0.10	2,184,000	2.69	$0.10
$0.135	2,010,000	3.51	$0.135	1,192,000	3.51	$0.135
$0.145	1,460,000	4.46	$0.145	-	-	-
	9,999,000	2.24	$0.145	7,721,000	1.69	$0.15

Canarc Resource Corp.	Page 38

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Share Capital (continued)

(c) Stock option plan: (continued)

During the year ended December 31, 2012, the Company recognized share-based payments of $168,000 (2011 - $241,000 and 2010 - $143,000), net of forfeitures, based on the fair value of options that were earned by the provision of services during the year. Share-based payments are segregated between directors and officers, employees and consultants as follows:

		December 31,
	2012	2011	2010

Directors and officers	$ 95	$ 225	$ 133
Employees	7	16	10
Consultants	66	-	-

	$ 168	$ 241	$ 143

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2012	2011	2010

Number of stock options granted	2,860,000	2,220,000	2,740,000
Fair value of stock options granted (CAD$)	$0.09	$0.11	$0.08

Market price of shares on grant date (CAD$)	$0.14	$0.14	$0.10
Pre-vest forfeiture rate	1.03%	1.43%	0.73%
Risk-free interest rate	1.17%	2.22%	2.16%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	113%	108%	105%
Expected option life in years	2.93	4.86	4.87

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

Stock options granted in 2011 and 2010 are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In March 2012, the Company granted 1,400,000 stock options to directors, officers, employees and consultants with an exercise price of CAD$0.10 and an expiry date of March 23, 2013, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every three months thereafter.

Canarc Resource Corp.	Page 39

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Share Capital (continued)

(c) Stock option plan: (continued)

In June 2012, the Company granted 1,460,000 stock options to directors, officers and employees with an exercise price of CAD$0.145 and an expiry date of June 18, 2017. These stock options will only vest when the Company consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at December 31, 2012.

In 2013, stock options for 769,000 common shares were exercised, and stock options for 700,000 common shares were cancelled for the exercise of share appreciation rights for 207,024 common shares.

(d) Warrants:

At December 31, 2012, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2011	Issued	Exercised	Expired	December 31, 2012

$0.22	June 13, 2012	4,250,000	-	-	(4,250,000)	-

$0.15 /	until September 28, 2014	-	11,300,000	-	-	11,300,000
$0.20	expiry September 28, 2015 (1)

$0.15 /	until September 28, 2014	-	904,000	-	-	904,000
$0.20	expiry September 28, 2015 (1), (2)

$0.15 /	until December 19, 2014	-	4,500,000	-	-	4,500,000
$0.20	expiry December 19, 2015 (3)

		4,250,000	16,704,000	-	(4,250,000)	16,704,000

(1)	These warrants are subject to an accelerated expiry. Note 13(b)(i) provides further details.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%. Note 13(b)(i) provides further details.

(3)	These warrants are subject to an accelerated expiry. Note 13(b)(i) provides further details.

In January 2013, the Company issued warrants for 1.6 million common shares pursuant to the closing of two tranches of a private placement. Note 13(b)(i) provides further details.

Canarc Resource Corp.	Page 40

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Share Capital (continued)

(d) Warrants: (continued)

At December 31, 2011, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2010	Issued	Exercised	Expired	December 31, 2011

$0.15	April 22, 2011	39,410	-	(31,675)	(7,735)	-
$0.15	October 22, 2011	202,160	-	-	(202,160)	-
$0.15	April 22, 2011	2,319,140	-	(1,185,975)	(1,133,165)	-
$0.165	May 9, 2011	128,410	-	(96,000)	(32,410)	-
$0.22	June 13, 2012	4,250,000	-	-	-	4,250,000

		6,939,120	-	(1,313,650)	(1,375,470)	4,250,000

At December 31, 2010, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2009	Issued	Exercised	Expired	December 31, 2010

$0.15	June 1, 2010	500,000	-	-	(500,000)	-
$0.15	April 22, 2011	39,410	-	-	-	39,410
$0.15	October 22, 2011	202,160	-	-	-	202,160
$0.15	April 22, 2011	2,568,140	-	(249,000)	-	2,319,140
$0.165	May 9, 2011	154,410	-	(26,000)	-	128,410
$0.220	June 13, 2012	-	4,250,000	-	-	4,250,000

		3,464,120	4,250,000	(275,000)	(500,000)	6,939,120

(e) Common shares reserved for issuance at December 31, 2012:

Number of Shares

Stock options (Note 13(c))	9,999,000
Warrants (Note 13(d))	16,704,000

Balance, December 31, 2012	26,703,000

Canarc Resource Corp.	Page 41

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Share Capital (continued)

(f) Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005. The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expire on April 30, 2015.

14. General and Administrative

	Years ended December 31,
	2012	2011	2010

General and Administrative:
Accounting and audit	$ 67	$ 71	$ 69
Legal	32	80	62
Office and sundry	51	42	85
Regulatory	73	52	56
Rent	66	51	36
	$ 289	$ 296	$ 308

Canarc Resource Corp.	Page 42

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15. Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2012, 2011 and 2010:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2012	2011	2010	2012	2011

Key management compensation:
Executive salaries and remuneration (1)	$ 592	$ 473	$ 291	$ -	$ (14)
Directors fees	35	40	39	(185)	(146)
Share-based payments	89	212	116	-	-
	$ 716	$ 725	$ 446	$ (185)	$ (160)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 82	$ 72	$ 71	$ (107)	$ (83)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(s) sharing certain common director(s)	$ 36	$ 55	$ 88	$ (11)	$ (16)

IM

(1) Includes key management compensation which is included in mineral property interests.

(2) Includes legal fees which are included in share issuance expenses.

The above transactions are incurred in the normal course of business.

16. Segment Disclosures

The Company has one operating segment, being mineral exploration, with all assets located in Canada.

Canarc Resource Corp.	Page 43

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17. Deferred Income Taxes

(a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2012	2011

Loss for the year	$ (1,206)	$ (1,210)
Canadian statutory tax rate	25.0%	26.5%

Income tax benefit computed at statutory rates	$ (302)	$ (321)
Temporary differences	(82)	17
Items non-deductible for income tax purposes	42	70
Benefits of tax attributes and other items	-	14
Unused tax losses and tax offsets not recognized in tax asset	411	206
Effect of change in tax rate	(69)	13
Effect of foreign exchange	-	-

Deferred income tax recovery	$ -	$ (1)

Effective January 1, 2012, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 10% for a total Canadian statutory tax rate of 25%.

(b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income liabilities at December 31, 2012 and 2011 are presented below:

	December 31,
	2012	2011

Deferred tax assets
Capital losses carried forward	$ -	$ 7
Tax value over book value of equipment	-	101
Deferred tax assets	-	108

Deferred tax liabilities
Book value over tax value of marketable securities	-	(7)
Book value over tax value of mineral properties	-	(101)
Deferred tax liabilities	-	(108)

Net deferred tax assets	$ -	$ -

Canarc Resource Corp.	Page 44

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17. Deferred Income Taxes (continued)

(c)	The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2012	2011

Non-capital losses	$ 8,761	$ 7,427
Capital losses	10	48
Available for sale securities	12	-
Share issue costs	272	70
Tax value over book value of mineral properties	345	311
Tax value over book value of equipment	1,669	1,631
Unrecognized deductible temporary differences	$ 11,069	$ 9,487

As at December 31, 2012, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2014	$ 722
2015	88
2026	783
2027	1,727
2028	791
2029	1,681
2030	953
2031	876
2032	1,140

$ 8,761

Canarc Resource Corp.	Page 45

Corporate Information

HEAD OFFICE #301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Telephone:	(604) 685-9700
Facsimile:	(604) 685-9744

Website: www.canarc.net

DIRECTORS	Bradford Cooke

Bruce Bried

Leonard Harris

William Price

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer

Garry Biles ~ President and Chief Operating Officer

James Moors ~ Vice-President, Exploration

Gregg Wilson ~ Vice-President, Investor Relations

Philip Yee ~ Chief Financial Officer

Stewart Lockwood ~ Secretary

REGISTRAR AND Computershare Investor Services Inc.

TRANSFER AGENT 3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe Ratcliffe LLP

7th Floor, 355 Burrard Street

Vancouver, BC, Canada, V6C 2G8

SOLICITORS AND Vector Corporate Finance Lawyers

REGISTERED OFFICE #1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED Trading Symbols

TSX:	CCM
OTC-BB:	CRCUF
DBFrankfurt:	CAN

Canarc Resource Corp.	Page 46